FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Francis Stephen C.	2. Issuer Name and Ticker or Trading Symbol VaxGen, Inc. (VXGN)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 1000 Marina Boulevard Suite 200	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 02/28/03
(Street) Brisbane, CA 94005		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	02/28/03	02/28/03	S(1)		3000	D	3.675	0	I	By Mother-in-law(1)
Common Stock								51000	D
Common Stock								10000	I	By Wife
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Explanation of Responses: (1) Shares sold by reporting person's mother-in-law.
By: /s/ Carter A. Lee **Signature of Reporting Person	3/4/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

SPECIAL POWER OF ATTORNEY
1. Appointment of Attorney in Fact.  I, STEPHEN C. FRANCIS, designate LANCE K. GORDON,
        DONALD P. FRANCIS and CARTER A. LEE, and each of them, as my attorney in fact to execute any and all Forms 3, Forms 4 or Forms 5 as required pursuant to Section 16 of the
        Securities Exchange Act of 1934, as amended, and to file the same with the Securities and Exchange Commission.
2. Effectiveness.  This Power of Attorney shall become effective immediately.
3. Duration.  This Power of Attorney becomes effective as provided in Section 2 and shall remain in effect until revoked or terminated as provided in Section 4 or 5, notwithstanding my incapacity or disability, or any uncertainty as to whether I am dead or alive.
4. Revocation.  This Power of Attorney may be revoked, suspended, or terminated by written notice from me to my attorney in fact.
5. Termination.
(a) By Guardian.  If appointed, a guardian of my estate may, with court approval, revoke, suspend, or terminate this Power of Attorney.
(b) By Death of Principal.  My death shall revoke this Power of Attorney upon actual knowledge or receipt of written notice thereof by the attorney in fact.
(c) By Expiration.  This Power of Attorney shall terminate at midnight, December 31, 2003.
        The termination of this Power of Attorney shall not affect acts lawfully taken hereunder during the period of its effectiveness.
6. Reliance.  Any person dealing with the attorney in fact shall be entitled to rely upon this
        Power of Attorney so long as the person with whom the attorney in fact was dealing, at the time of any act taken pursuant to this Power of Attorney, had neither actual knowledge nor written notice of any revocation, suspension or termination of this Power of Attorney.  Any action so taken, unless otherwise invalid or unenforceable, shall be binding on me and my heirs, devisees, legatees or personal representatives.
7. Applicable Law.  The internal law of the State of California shall govern this Power of Attorney.

            /s/ Stephen C. Francis          1/31/03
                 (Signature)                (Date)

                Stephen C. Francis
                 (Print Name)